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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 FINAL AMENDMENT

                              Chester Bancorp, Inc.
                             ----------------------
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                          COMMON STOCK, $1.00 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    164903106
                                    ---------
                      (CUSIP Number of Class of Securities)

                                Michael W. Welge,
                 Chairman, President and Chief Financial Officer
                              Chester Bancorp, Inc.
                                1112 State Street
                             Chester, Illinois 62233
                                 (800) 851-5371
                                 --------------
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                 with a copy to:
                               John M. Welge, Esq.
                                 Bryan Cave LLP
                          One Metropolitan Sq. Ste 3600
                               St. Louis MO 63102
                                 (314) 259-2591


                            CALCULATION OF FILING FEE

        Transaction valuation*                        Amount of filing fee:
              $4,849,584                                     $969.92

*Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 273,216 shares of Common Stock of Chester Bancorp, Inc. at the maximum tender offer purchase price of $17.75 per share in cash.


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[X] Check the box if any part of the fee is offset as provided by Rule 011 Rule
011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $887.50      Form or Registration Number: Schedule TO-1
Filing Party:  Chester Bancorp, Inc.  Date Filed: July 10, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [X]

This Amendment supplements and amends the Tender Offer Statement on Schedule TO filed on July 10, 2001, as amended by Amendment No. 1 filed on July 27, 2001, related to the issuer tender offer of Chester Bancorp, Inc., a Delaware corporation, to purchase up to 250,000 shares of its Common Stock, $1.00 par value, at a price of $17.75 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 10, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer.

The information in the Offer to Purchase is hereby incorporated by reference in response to all the items of this Schedule TO, as amended by Amendment No. 1 thereto and this Final Amendment.

Item 4. TERMS OF THE TRANSACTION.

Item 4 of Schedule TO is hereby amended and supplemented as follows:

The tender offer expired at 5:00 p.m., Central Daylight Time, on August 15, 2001. In accordance with the Offer to Purchase, Chester Bancorp increased the number of shares subject to the tender offer by 23,216 shares, or approximately 1.8% of its outstanding shares. A total number of 273,216 shares of the Common Stock of Chester Bancorp, Inc. were validly tendered, not withdrawn and accepted for purchase by Chester Bancorp, Inc. at a purchase price of $17.75 per share.

Item 11. ADDITIONAL INFORMATION.

Item 11 of Schedule TO is hereby amended and supplemented as follows:

On August 16, 2001, Chester Bancorp, Inc. issued a press release announcing the final results of the tender offer, a copy of which is filed as Exhibit (a)(9) to this Final Amendment to Schedule TO and is incorporated herein by reference.


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Item 12. EXHIBITS.

Item 12 of Schedule TO is hereby amended and supplemented by adding the following Exhibit:

                  (a)(9)            Press Release, dated August 16, 2001.



                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 17, 2001

                                    Chester Bancorp, Inc.

                                    by:     /s/ Michael W. Welge
                                            --------------------------
                                            Michael W. Welge
                                            Chairman, President and
                                            Chief Financial Officer